UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

The AES Corporation                     )                 File No. 70-9465

                    -----------------------------------------

                                   CERTIFICATE
                               PURSUANT TO RULE 24
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------


          On August 20, 1999, the Securities and Exchange Commission (the "Commission") issued an order in this proceeding (Release No. 35-27063) granting The AES Corporation ("AES") an exemption from the provisions of the Public Utility Holding Company Act of 1935, as amended ("the Act"), other than Section 9(a)(2), pursuant to Section 3(a)(5) of the Act. Pursuant to Rule 24 of the Rules issued under the Act, AES hereby certifies to the Commission that AES' acquisition of CILCORP, Inc., as described in the Application submitted by AES to the Commission in this proceeding, as amended (the "Application"), has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order issued by the Commission in this proceeding. In support of this certificate, attached hereto is a copy of the Articles of Merger of CILCORP, Inc. which were filed with the Office of the Secretary of State of the State of Illinois on October 18, 1999.


                                     Respectfully submitted,


                                     /s/ William C. Weeden
                                     -------------------------------------------
                                     Clifford M. Naeve, Esq.
                                     Judith A. Center, Esq.
                                     Kathleen A. Foudy, Esq.
                                     William C. Weeden
                                     Skadden, Arps, Slate, Meagher & Flom L.L.P.
                                     1440 New York Avenue, N.W.
                                     Washington, D.C. 20005

Dated:  October 28, 1999

                       ARTICLES OF MERGER OF CILCORP INC.
              INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS
             HAVE BEEN FILED IN THE OFFICE OF THE SECRETARY OF STATE
             AS PROVIDED BY THE BUSINESS CORPORATION ACT OF ILLINOIS
                           IN FORCE JULY 1, A.D. 1984

                             WITH SIGNATURE AND SEAL
               OF THE OFFICE OF THE SECRETARY OF STATE OF ILLINOIS
                            AND SIGNATURES OF PARTIES